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Angola: significant oil discovery in deep water Block 14
Paris, January 26, 2007 — Total announces that it has made a new significant oil discovery in deep-water Block 14, within the Lower Congo Basin, offshore Angola. Total holds a 20% interest in Block 14 alongside Cabinda Gulf Oil Company Limited, (31%), Sonangol, P. P (20%), Eni (20%) and Galp (9%).
The Lucapa-1 discovery well was drilled in 1,201 metres of water to a total vertical depth of 3,340 metres and encountered more than 85 metres of oil in Miocene age sands. The well tested 24-degree API gravity oil from high permeability sand in the main target interval. The discovery will be followed by further appraisal drilling in addition to geologic and engineering studies to appraise the field and assess its potential reserves. The Lucapa discovery is the 10th exploration discovery made in Block 14 since 1997.
Total in Angola
Total is present in Angola since 1953 and held end 2006 interests in six production permits, three of which it operates (Blocks 17, 3 and FS/FST) and three it does not (Blocks 0, 14 and 2) and three exploration permits, one of which it operates (Block 32) and two it does not (Blocks 31 and 33).
Deep-offshore Block 17 is Total’s major asset in Angola. It is composed of four major zones (Girassol and Dalia, which are in production, Pazflor which is in the final bidding process before sanction, and CLOV, a fourth major production area, based on Cravo, Lirio, Orquidea and Violeta discoveries, currently being studied).
The production of Block 17, with Girassol and Dalia structures, is expected to reach nearly 500,000 barrels of oil per day by summer 2007.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 95,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, gas trading and electricity. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com